FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: July 22, 2005	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO BOOSTS MEASURED AND INDICATED
GOLD RESOURCES BY 21 PERCENT TO 2,450,000 OUNCES

Toronto, Canada — July 22, 2005 — Banro Corporation (“Banro” or the “Company”) (AMEX – “BAA”; TSX Venture Exchange — “BAA”) is pleased to announce that it has increased its total gold resources in the Measured and Indicated category to 2.45 million ounces, an increase of 21 percent or 436,000 ounces. The Company also has total Inferred resources of 5.48 million ounces of gold. This resource base is located at the Company’s four, wholly-owned gold projects located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

This upgrade in Banro’s Measured and Indicated Resource category results from exploration work recently conducted at the Company’s Namoya project. A total of 436,000 ounces of gold (4,560,400 tonnes grading 2.97 g/t Au) has been upgraded to the higher confidence Indicated Mineral Resource category. In addition there are also Inferred Mineral Resources of 657,000 ounces of gold (7,818,700 tonnes grading 2.61 g/t Au) at Namoya.

Today’s announcement follows the Company’s strategy of unlocking value by delineating potentially low cost, open-pit ounces at a cost significantly below that of the industry. It is also in line with Banro’s objective of attaining Measured and Indicated resources of 4 million ounces by the end of 2005 and 6 million ounces by the end of 2006. The Company plans to continuously replace resources in the Inferred category by delineating additional resources along the known strike of existing deposits.

Namoya Mineral Resource Estimate

	Indicated			Inferred

DEPOSIT	Tonnes	Au (g/t)	Ounces*	Tonnes	Au (g/t)	Ounces*

Mwendamboko	2154100	3.84	266000	3836300	2.91	359000

Kakula	1936300	2.11	131000	2915900	1.94	182000

Namoya Summit	470000	2.58	39000	356500	2.53	29000

Muviringu				710000	3.80	87000

Totals	4560400	2.97	436000	7818700	2.61	657000

Ounces* rounded to the nearest '000
(using a 1.0 g/t Au cut-off)

The above Mineral Resource estimates come at the end of the Company’s first phase of exploration completed in June along the Mwendamboko-Kakula-Namoya Summit-Muviringu mineralized trend at the Namoya project. The exploration objective was to upgrade a proportion of the previously outlined Inferred Resource by accessing and re-sampling the extensive development of historical adits and confirming the previous grades and thicknesses.

Over 40 percent of the historical adits and trenches have been sampled with results verifying the historical data, with little variability and with no evidence of bias between the historical data and the sampling and analytical methods undertaken by Banro in its evaluation program. The Company therefore considers the historical channel sampling, geological mapping and assaying results to have been adequately correlated, allowing these results to be employed in the estimation of Indicated Mineral Resources in areas where close-spaced adits have influenced the modelling and estimation processes.

The above adit and trench sampling was undertaken at approximately one metre intervals and the samples analysed for gold by fire assay using a 50g sample at S.G.S.‘s accredited Mwanza Geochemical Laboratory in Tanzania. Internationally recognised standards and blanks were inserted as part of the Company’s QA/QC analytical procedures.

Gold grades have been determined using ordinary kriging into a 3-Dimensional block model constrained by wireframes in areas where historical adits have influenced the modelling and estimation processes. The ore body models were constrained within the wireframe with primary block dimensions of 10 metres along the strike and cross structure directions, and 5 metres in the vertical direction. Higher grade values for the various mineral domains have been statistically cut in a range from 10 to 85 g/t Au with their spatial occurrence verified in relation to the surrounding samples. Tonnages and grades are reported using a 1.0 g/t Au cut-off.

The upgrade announced today is the first in a two-stage process of converting Inferred resource ounces at Namoya to the Indicated category by November 2005. Banro plans to commence a core drilling program in early August to verify the previous drilling at Namoya with the goal of upgrading a major portion of the remaining Inferred Resource of 657,000 ounces into the Indicated Resource category.

The Cardiff, United Kingdom office of independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd (“S.R.K”), who undertook the previous resource determinations for Namoya (see the Company’s press release dated February 28, 2005), has reviewed this report and concurs with its findings. The detailed mineral resource report on Namoya will be filed on Sedar and on the Company website with 30 days of this release.

The Mineral Resource estimates have been prepared in accordance with the Canadian National Instrument 43-101 based on information compiled by Banro’s Mineral Resources Manager, Dan Bansah, who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M). Mr. Bansah has over 16 years experience in the determination of gold mineral resources and is a Qualified Person as defined in Canadian National Instrument 43-101.

Commenting on these results at Namoya, Peter Cowley, President and C.E.O. of the Company, said: “It is very encouraging that the adit sampling results at Namoya confirm the previous historical data for the mineralization sampled by the close spaced, adit sampling program. A core drilling program is now planned to verify the previous drilling at Namoya, especially below the adits and for infilling, so that a major proportion of the remaining Inferred Resource of 657,000 ounces can be upgraded into the Indicated Resource category.

“The Company has now increased its Measured and Indicated Resource categories by 21% to 2.45 million ounces at its four projects in the Maniema and South Kivu Provinces. The verification of the historical data at Namoya bodes well for the future upgrading of the current 5.48 million ounces of Inferred Resources on our four gold projects. Moving forward, we plan to progressively verify the historical data, as well as locate new zones of mineralization as we proceed with our exploration programs outside of the known deposits.”

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff, which includes a “qualified person” (as such term is defined in National Instrument 43-101), Peter Cowley, F.I.M.M.M., the Company’s President and C.E.O.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured” “indicated” and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.